EXHIBIT 3.1.5

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

TRANSCEND SERVICES, INC.

Transcend Services, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

I. Pursuant to the authority contained in paragraph IV of its Certificate of Incorporation and in accordance with Section 242 of the General Corporation Law of the State of Delaware, the following resolutions were duly adopted by the Board of Directors of the Corporation as of February 19, 2003:

“WHEREAS, the Board of Directors has previously adopted resolutions (the “Resolutions”) as of November 11, 1997 designating a series of the Corporation’s Preferred Stock as Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and established the relative rights, preferences and limitations, and other terms and conditions of such series in Exhibit A to the Resolutions (the “Original Series A Designation”); and

WHEREAS, the Board deems it to be in the best interests of the Corporation to modify certain of the terms and conditions of the Original Series A Designation.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby amends the Original Series A Designation by inserting the following text to the end thereof, as follows:

“10. (a) Notwithstanding any provisions otherwise contained in Section 5 of the Original Series A Designation respecting “Conversion” or Section 6 of the Original Series A Designation respecting “Redemption,” during the period (the “Inducement Period”) commencing on the date on which this Certificate of Amendment to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock is accepted for filing with the Secretary of State of Delaware (the “Amendment Date”) and ending at 5:00 p.m., Atlanta, Georgia time on the 20th day following the Amendment Date, by written agreement between the Corporation and The St. Paul Companies, which is the registered holder of record of $1,500,000 stated value of Series A Convertible Preferred Stock (represented by 60,000 shares of Series A Convertible Preferred Stock) (“The St. Paul Series A Shares”), the Corporation shall have the exclusive right to redeem The St. Paul Series A Shares in exchange for the following: (i) $600,000 in cash; (ii) an unsecured promissory note in the principal amount of $100,000 bearing interest at an annual rate of 4%, such note to mature and be due and payable on the date which marks the six-month anniversary following the date of issuance of such note; (iii) an unsecured promissory note in the principal amount of $100,000 bearing interest at an annual rate of 4%, such note to mature and be due and payable on the date which marks the nine-month anniversary following the date of issuance of such note; and (iv) the issuance of 200,000 shares of the authorized Common Stock of the Corporation, valued at $3.50 per share ((i) through (iv) being hereinafter referred to as the “Call Consideration”).

11. The Corporation may exercise such redemption right contained in Section 10 hereof by delivering written notice to The St. Paul Companies by overnight courier, not less than five days prior to the Redemption Date. Such notice shall state the Redemption Date, the place where the certificate for The St. Paul Series A Shares are to be surrendered for payment of the Call Consideration, and that payment will be made upon presentation and surrender of The St. Paul Series A Shares. Notice having been delivered as aforesaid, on the Redemption Date, The St. Paul Series A Shares shall be automatically converted into the right to receive the Call Consideration and all rights of the holder thereof as a stockholder of the Corporation (except the right to receive from the Corporation the Call Consideration) shall cease.

12. During the Inducement Period, each holder of shares of Series A Preferred Stock, other than The St. Paul Companies, shall be entitled to convert all or any portion of such Series A shares pursuant to Section 5 hereof at a Conversion Price of $2.00 per share. The Corporation agrees to use its commercially reasonable best efforts to register for resale under the Securities Act of 1933, as soon as practicable following the Inducement Period, all shares of Common Stock issued pursuant to Section 5 hereof to holders electing to convert shares of Series A Preferred Stock during the Inducement Period; provided, however, that the Corporation’s obligation to register shares of Common Stock on behalf of any such holder shall be conditioned upon receipt by the Corporation from such holder of a Registration Rights Agreement containing such terms, conditions and representations as are customarily contained in similar such agreements.

13. In the event a Dividend Payment Date occurs during the Inducement Period, any Record Holder entitled to receive the cash dividend associated with such Dividend Payment Date and who has elected to convert its shares of Series A Preferred Stock pursuant to Section 12 hereof may elect, by delivering written notice to the Corporation by overnight courier not less than three business days prior to such Dividend Payment Date, to have such dividend paid in shares of Common Stock, with the number of shares payable determined as the quotient obtained by dividing the aggregate amount of the dividend payable to such Record Holder by $2.00 rounded down to the nearest whole share. No fractional shares shall be issued as a result of an election by a Record Holder to receive shares of Common Stock pursuant to this Section 13.

14. Immediately following the Inducement Period, Sections 10 through 13 hereof shall cease to be of any force or effect.”

FURTHER RESOLVED, that the officers of the Corporation be and hereby are authorized and directed to take any and all further action that may be necessary or desirable to accomplish the above authorized action, including but not limited to the execution and filing of all instruments or documents that may be necessary to create, designate, issue or evidence shares of the Corporation’s Series A Convertible Preferred Stock.

II. The Certificate of Amendment to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Corporation described in Section I hereof has been duly approved in accordance with Section 242 of the General Corporation Law of the State of Delaware, at a meeting of the shareholders of the Corporation held on May 6, 2003, by holders of a majority of the issued and outstanding shares of Common Stock of the Corporation, par value $0.05 per share, and by holders of 75% of the issued and outstanding shares of Series A Preferred Stock.

III. This Certificate of Amendment shall be effective upon its filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed in its name by the undersigned duly authorized officer of the Corporation, this 6th day of May, 2003.

TRANSCEND SERVICES, INC.

By:	/s/ LARRY G. GERDES
Larry G. Gerdes President and Chief Executive Officer

ATTEST:

By:	/s/ JOSEPH G. BLESER
Title:	Secretary